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SEC Mail Processing

MAR 02 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
a-47393

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAI Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway NE, Suite 435
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kimberlyr@daisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen LLP
(Name – if individual, state last, first, and middle name)

301 SW Adams Street, Suite 1000	Peoria	IL	61602
(Address)	(City)	(State)	(Zip Code)

10/16/03	355
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kimberly Ryan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DAI Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHLEY LEMOND NELSON
NOTARY PUBLIC-STATE OF MICHIGAN
COUNTY OF OAKLAND
My Comm. Exp. 04/25/2027 Acting in County of Oakland Date 2/28/2022

Notary Public

Signature: Kimberly Ryan

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
DAI Securities LLC
Mankato, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DAI Securities LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Net Capital Computation; Schedule I, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption); Schedule I, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Net Capital Computation; Schedule I, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption); Schedule I, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2020.

Peoria, Illinois
February 28, 2022

CONTENTS

DAI SECURITIES, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 1,336,032
Accounts receivable	917
Receivable from related party	2,642
Commissions receivable	1,818,603
Prepaid expenses	97,548
Clearing deposits	15,133
Fixed assets, net	2,442
Right of use assets, net of accumulated amortization	91,901
TOTAL ASSETS	**$ 3,365,218**

Liabilities and Member's Equity

Accounts payable	$ 88,277
Payable to related party	56,058
Accrued commission	2,072,481
Accrued assessments	66,104
Lease liabilities	96,739
Total Liabilities	2,379,659
Member's Equity	985,559
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,365,218**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Income
Year Ended December 31, 2021

Revenue	
Mutual fund commissions	$ 226,756
Insurance commissions	2,001,839
Private placement commissions	17,848,176
Due diligence fees	3,626,108
Other income	7,467
Total Revenue	**$ 23,710,346**
Expenses	
Compensation and related costs	$ 18,304,213
Clearing costs	14,248
Occupancy and equipment	50,222
Professional fees	247,577
Regulatory fees	36,126
Related party allocated expenses	2,201,424
Technology	206,688
Other expenses	312,757
Total Expenses	**$ 21,373,255**
NET INCOME	**$ 2,337,091**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Members' equity, December 31, 2020	$	618,468
Net income		2,337,091
Distributions to DAI Holdings		(1,970,000)
Member's equity, December 31, 2021	$	985,559

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net income	$ 2,337,091
Adjustments for non-cash items	
Depreciation	837
Change in assets and liabilities	
Decrease in receivables	10
Increase in commissions receivable	(1,080,226)
Increase in prepaid expenses	(56,234)
Decrease in ROU assets	50,128
Increase in accrued assessments	32,268
Decrease in accounts payable	70,581
Increase in payable to related party	30,871
Increase in commissions payable	1,400,172
Decrease in ROU liabilities	(50,645)
Net cash provided by operating activities	2,734,853
Cash Flows from Financing Activities	
Capital withdrawals	(1,970,000)
Net cash used in financing activities	(1,970,000)
Net increase in cash	764,853
Cash at beginning of year	571,179
CASH AT END OF YEAR	**$ 1,336,032**

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or for income taxes.

See notes to financial statements.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2021

Note 1 – Nature of Business and Summary of Significant Accounting Polices

Nature of Business:

DAI Securities, LLC (Company), formerly Lewis Financial Group, L.C., was organized in May 1994 as a Louisiana limited liability company. The Company converted the jurisdiction of organization from Louisiana to Minnesota effective May 31, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Securities Investor Protection Corporation (SIPC) and is a member of the Financial Regulatory Authority (FINRA). The Company's corporate office is in Atlanta, Georgia.

The Company operates under the exemptive provisions of 15c3-3(k)(2)(ii) and footnote 74 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of the customers on a fully disclosed basis through a clearing broker-dealer and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing mutual fund and insurance brokerage, and private placement of securities on a best efforts basis and due diligence related to private placements. The majority of the Company's customers are individuals located through the United States.

Significant Accounting Policies:

Cash and cash equivalents

The Company's cash consists of cash on deposit with banks. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase.

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2021

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Revenue Recognition

The Company's revenue recognition policies are as follows.

Mutual Fund Commissions

Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions, and 12b-1 fees resulting from the sale of investment company products. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.

Private Placement Commissions and Due Diligence Fees

The Company participates in the private placement offerings of securities on a best-effort basis. The Company, operating as a placement agent, earns a selling commission and due diligence fee equal to the gross sale price by the agreed upon rates. Commissions and due diligence fees are recognized on the date of approval by the home office. The Company believes that the performance obligation is satisfied on the date approved at the home office because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance Commissions

The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. The Company believes the performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Recently Adopted Accounting Policies

The Company is a lessee in several non-cancellable operating leases, for office space and certain office equipment which are accounted for under FASB ASC 842 Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

Lease liabilities

A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of all but one of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease that does not contain an implicit rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Accounting policy election for short-term leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset with the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Accounting policy election for lease and non-lease components

The Company has elected, by class of underlying asset, for all asset classes, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

See Note 6, "Commitments and Contingent Liabilities" for additional information on Company's leases.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of the Parents members; therefore, federal income taxes are not payable by, or provided for, the Company.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the 15-1 . Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15-1. At December 31, 2021 the Company had net capital of $455,897, which was $297,245 in excess of its required net capital of $158,652. The ratio of aggregate indebtedness to net capital was 5.2 to 1.

Note 3 – Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer, to provide clearing, execution and related securities services. The agreement requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $1,000 per month.

The company has an agreement with DTCC to provide commission settlements. The agreement requires the Company to maintain a minimum of $5,000 as a deposit in account with DTCC.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency

The Company is under the control of its Parent ("DAI Holdings, LLC"), is economically dependent on the managing member and has a concentration of services provided by the parent company, DAI Holdings, Inc. The Company has expense sharing agreements with DAI Holdings, Inc. and DAI Wealth, Inc., both are related parties under common ownership. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and Advisor were not consummated on terms equivalent to arm's length transactions.

During the 12-month period ending December 31, 2021, the Company paid a total of $2,248,450 under the expense sharing agreements consisting of $107,069 of service fees, $1,813,878 of payroll costs and $327,503 of operating expenses. As of December 31, 2021, the Company owed DAI Holdings, Inc. $56,058 and there was no balance owed to DAI Wealth, Inc.

During the 12-month period ending December 31, 2021, the Company received a total $47,037 from DAI Wealth under the expense sharing agreement consisting of operating expenses. As of December 31, 2021, the Company is owed $2,642 from DAI Wealth.

The managing member, a registered securities representative of the Company, generated approximately 45% of the Company's total revenue. This registered representative's compensation was approximately 47% of the Company's total compensation and related costs and approximately 40% of the commissions payable at year end. The Company is economically dependent on this registered representative.

Note 5 – Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has cash held at Regions Bank totaling $216,398 and at US Bank totaling $1,119,633 or approximately 40% of the Company's total assets at December 31, 2021. Cash held is in excess of FDIC insurance of $250,000, creating a credit risk of $869,633 at December 31, 2021. Cash balance fluctuates on a daily basis.

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries accounts of the customers of the Company is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6 – Commitments and Contingent Liabilities

The Company leases its facilities under an operating lease with Highwoods Realty Limited Partnership. Future minimum lease payments outstanding at December 31, 2021 are as follows:

Year Ended December 31	Amount
2022	$52,164
2023	$44,575

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2021 the total lease expense pursuant to the above operating lease amounted to $50,645 and is included in the Occupancy and Equipment Expense in the attached statement of operations.

The components of lease costs that are represented in the financial statements for the year ending December 1, 2021 are as follows:

Operating lease cost:
Right of use amortization $50,128
Total lease cost from long-term operating leases subject to FASB ASC 842 $50,645

Note 6 – Commitments and Contingent Liabilities (continued)

Amounts reported in the Statement of Financial Condition as of December 31, 2021 were as follows:

Operating Leases:

Operating Lease ROU assets $91,901
Operating Lease liabilities $96,739

Other information related to leases as of December 31, 2021 was as follows:

Weighted-average remaining lease term:
Operating leases 2 years

Weighted-average discount rate:
Operating leases 0%

Note 7 – Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There is currently one pending claim or legal proceeding against the Company, in which the company is a named respondent in conjunction with multiple other broker dealers. This action could negatively impact the financial condition, results of operations or cash flows of the Company; however, this claim has been tendered to the Company's Insurance company and is being rigorously defended through outside counsel. There has been no liability recognized as of December 31, 2021.

Note 8 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through February 28, 2022, the date which the financial statements were available to be issued and there were no subsequent events identified.

Schedule I

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2021

Net Capital Computation

Total member's equity qualified for net capital	$	985,559
Deductions and/or charges		
Non-allowable assets:		
Fixed asset and Right of use asset		94,343
Commissions receivable		335,129
Related party receivable		2,642
Prepaid expenses		97,548
Total deduction and/or charges		529,662
Net Capital	$	455,897
Aggregate indebtedness		
Accrued assessments	$	66,104
Accounts payable		88,277
Related party payable		56,058
Commission payable		2,072,481
Operating lease liability		96,739
Total aggregate indebtedness	$	2,379,659
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	158,652
Net capital in excess of minimum requirement	$	297,245
Ratio of aggregate indebtedness to net capital		5.2 to 1

Reconciliation of Computation of Net Capital

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by DAI Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2021

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)

The Company operates pursuant to sections (k)(2)(ii) and footnote 74 exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)

Information relating to the possession or control requirements is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
DAI Securities LLC
Mankato, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DAI Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provi-sions") and (2) DAI Securities LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and based on the guidance issued in Footnote 74.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Peoria, Illinois
February 28, 2022

DAI

daisecurities.com

T 404.531.7080
2200 Century Pkwy NE, Suite 435, Atlanta, GA 30345

EXEMPTION REPORT

DAI Securities, LLC (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the 12-month period from January 1, 2021 to December 31, 2021 except as described below:

2021	**Number of Checks**	**Check amounts**
Sponsor Issued	16	$2,013,887
Transfer Agent	2	$79
Investment Sponsor	1	$3,825
Total	19	$2,017,791

3 The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 12-month period from January 1, 2021 to December 31, 2021 without exception.

DAI SECURITIES, LLC

I, Kimberly Ryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly Ryan

Title: Chief Financial Officer

February 28, 2022